MAY. 06, 2002

OFFICE OF INTERNATIONAL
CORPORATE FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

02028889

RE: FAR-BEN, S.A. DE C.V.
(THE "ISSUER"): FILE N° 82-3600

SUPPL

DEAR SIR OR MADAM::

ON BEHALF OF THE ISSUER, WE ENCLOSE FOR FILING THE ISSUER'S.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

1.- CONSOLIDATED FINANCIAL STATEMENT FOR THE FOURTH QUARTER OF 200

2.- CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST QUARTER OF 2002.

THE RELEASES ARE TO BE FILED WITH RESPECT TO THE ISSUER'S OBLIGATIONS PURSUANT TO RULE 12g3-2 (b). KINDLY ACKNOWLEDGE RECEIPT OF THIS LETTER BY STAMPING AND RETURNING THE ENCLOSED COPY IN THE SELF-ADDRESSED, STAMPED ENVELOPE PROVIDED FOR YOUR CONVENIENCE..

dw 5/8

VERY TRULY YOURS,

RENE ROMO CHAVEZ
INFORMATION FINANCIAL MANAGER
TEL. (81-8) 150-77.00

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** Quarter: **4** Year: **2001**

FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**2,435,934**	**100**	**2,782,180**	**100**
2	**CURRENT ASSETS**	**987,633**	**41**	**1,279,166**	**46**
3	CASH AND SHORT-TERM INVESTMENTS	92,067	4	64,021	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	152,502	6	235,512	8
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	52,362	2	122,858	4
6	INVENTORIES	673,890	28	829,810	30
7	OTHER CURRENT ASSETS	16,812	1	26,965	1
8	**LONG-TERM**	**10,306**	**0**	**7,032**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	10,306	0	7,032	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**954,797**	**39**	**1,125,981**	**40**
13	PROPERTY	448,184	18	448,692	16
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	1,317,458	54	1,444,571	52
16	ACCUMULATED DEPRECIATION	810,845	33	767,282	28
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**444,071**	**18**	**345,631**	**12**
19	**OTHER ASSETS**	**39,127**	**2**	**24,370**	**1**
20	**TOTAL LIABILITIES**	**1,681,373**	**100**	**1,775,941**	**100**
21	**CURRENT LIABILITIES**	**1,608,110**	**96**	**1,026,743**	**58**
22	SUPPLIERS	645,227	38	708,193	40
23	BANK LOANS	127,444	8	157,127	9
24	STOCK MARKET LOANS	687,436	41	0	0
25	TAXES TO BE PAID	1,353	0	2,882	0
26	OTHER CURRENT LIABILITIES	146,650	9	158,541	9
27	**LONG-TERM LIABILITIES**	**0**	**0**	**683,385**	**38**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	683,385	38
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**5,119**	**0**
32	**OTHER LIABILITIES**	**73,263**	**4**	**60,694**	**3**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**754,561**	**100**	**1,006,239**	**100**
34	**MINORITY INTEREST**	**43,747**	**6**	**44,210**	**4**
35	**MAJORITY INTEREST**	**710,814**	**94**	**962,029**	**96**
36	**CONTRIBUTED CAPITAL**	**1,099,109**	**146**	**1,099,819**	**109**
37	PAID-IN CAPITAL STOCK (NOMINAL)	119,318	16	120,013	12
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	457,252	61	457,267	45
39	PREMIUM ON SALES OF SHARES	522,539	69	522,539	52
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(388,295)**	**(51)**	**(137,790)**	**(14)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,192,873	158	1,170,003	116
43	REPURCHASE FUND OF SHARES	141,525	19	147,218	15
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(1,603,782)	(213)	(1,477,881)	(147)
45	NET INCOME FOR THE YEAR	(118,911)	(16)	22,870	2

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR: **2001**
FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**92,067**	**100**	**64,021**	**100**
46	CASH	36,112	39	38,836	61
47	SHORT-TERM INVESTMENTS	55,955	61	25,185	39
18	**DEFERRED ASSETS (NET)**	**444,071**	**100**	**345,631**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	339,932	77	338,865	98
49	GOODWILL	6,076	1	6,766	2
50	DEFERRED TAXES	98,063	22	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,608,110**	**100**	**1,026,743**	**100**
52	FOREING CURRENCY LIABILITIES	4,678	0	874	0
53	MEXICAN PESOS LIABILITIES	1,603,432	100	1,025,869	100
24	**STOCK MARKET LOANS**	**687,436**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	687,436	100	0	0
26	**OTHER CURRENT LIABILITIES**	**146,650**	**100**	**158,541**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	12,402	8	43,703	28
58	OTHER CURRENT LIABILITIES WITHOUT COST	134,248	92	114,838	72
27	**LONG-TERM LIABILITIES**	**0**	**100**	**683,385**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	683,385	100
29	**STOCK MARKET LOANS**	**0**	**100**	**683,385**	**100**
61	BONDS	0	0	683,385	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**5,119**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	5,119	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**73,263**	**100**	**60,694**	**100**
68	RESERVES	73,263	100	60,694	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,603,782)**	**100**	**(1,477,881)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(1,603,782)	(100)	(1,477,881)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(620,477)	252,423
73	PENSIONS FUND AND SENIORITY PREMIUMS	73,316	60,694
74	EXECUTIVES (*)	77	93
75	EMPLOYERS (*)	2,756	2,706
76	WORKERS (*)	5,291	5,355
77	CIRCULATION SHARES (*)	119,318,290	120,013,190
78	REPURCHASED SHARES (*)	1,582,890	887,990

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR: **2001**
FAR BEN, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**5,075,714**	**100**	**5,572,706**	**100**
2	COST OF SALES	3,945,560	78	4,379,278	79
3	**GROSS INCOME**	**1,130,154**	**22**	**1,193,428**	**21**
4	OPERATING	1,116,063	22	1,127,477	20
5	**OPERATING INCOME**	**14,091**	**0**	**65,951**	**1**
6	TOTAL FINANCING COST	63,901	1	56,019	1
7	**INCOME AFTER FINANCING COST**	**(49,810)**	**(1)**	**9,932**	**0**
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(49,810)**	**(1)**	**9,932**	**0**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(68,870)	(1)	146,788	3
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**19,060**	**0**	**(136,856)**	**(2)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**19,060**	**0**	**(136,856)**	**(2)**
14	INCOME OF DISCONTINUOUS OPERATIONS	18,479	0	1,840	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**581**	**0**	**(138,696)**	**(2)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	118,957	2	(162,031)	(3)
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(118,376)**	**(2)**	**23,335**	**0**
19	NET INCOME OF MINORITY INTEREST	535		465	0
20	**NET INCOME OF MAJORITY INTEREST**	**(118,911)**	**(2)**	**22,870**	

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**5,075,714**	**100**	**5,572,706**	**100**
21	DOMESTIC	5,075,714	100	5,572,706	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**63,901**	**100**	**56,019**	**100**
24	INTEREST PAID	127,264	199	154,255	275
25	EXCHANGE LOSSES	970	2	1,061	2
26	INTEREST EARNED	9,857	15	6,078	11
27	EXCHANGE PROFITS	4,020	6	3,688	7
28	GAIN DUE TO MONETARY POSITION	(50,456)	(79)	(89,531)	(160)
8	**OTHER FINANCIAL OPERATIONS**	**0**	**100**	**0**	**100**
29	OTHER NET EXPENSES (INCOME) NET	0	0	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(68,870)**	**100**	**146,788**	**100**
32	INCOME TAX	14,105	20	186,058	127
33	DEFERED INCOME TAX	(84,253)	(122)	(41,889)	(29)
34	WORKERS' PROFIT SHARING	1,278	2	2,619	2
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: BEVIDES QUARTER: 4 YEAR: 2001

FAR BEN, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	5,224,310	5,711,078
37	NET INCOME OF THE YEAR	(77,879)	(107,955)
38	NET SALES (**)	5,075,714	5,572,706
39	OPERATION INCOME (**)	14,091	65,951
40	NET INCOME OF MAYORITY INTEREST(**)	(118,911)	22,870
41	NET CONSOLIDATED INCOME (**)	(118,376)	23,335

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR: **2001**
FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(118,376)**	**23,335**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	16,033	75,796
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(102,343)**	**99,131**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	208,194	75,443
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**105,851**	**174,574**
6	CASH FLOW FROM EXTERNAL FINANCING	(32,498)	(44,019)
7	CASH FLOW FROM INTERNAL FINANCING	0	(27,770)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(32,498)**	**(71,789)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(45,307)**	**(154,764)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	28,046	(51,979)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	64,021	116,000
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	92,067	64,021

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR: **2001**
FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**16,033**	**75,796**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	92,208	82,392
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	5,114	10,703
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(81,289)	(17,299)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**208,194**	**75,443**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	83,010	47,539
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	120,921	(203,781)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	80,648	17,476
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(62,966)	174,350
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(13,419)	39,859
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(32,498)**	**(44,019)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(25,632)	(25,021)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	(6,866)	(18,998)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**(27,770)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	0	(27,770)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(45,307)**	**(154,764)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(45,307)	(154,764)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

RATIOS
CONSOLIDATED

JUDGED INFORMATION

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(2.33)	%	0.42	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(16.73)	%	2.38	%
3	NET INCOME TO TOTAL ASSETS (**)	(4.86)	%	0.84	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.20	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(42.62)	%	383.68	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	2.08	times	2.00	times
7	NET SALES TO FIXED ASSETS (**)	5.32	times	4.95	times
8	INVENTORIES ROTATION (**)	5.85	times	5.28	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	9	days	13	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	15.38	%	17.45	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	69.02	%	63.83	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.23	times	1.76	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.28	%	0.05	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	60.69	%
15	OPERATING INCOME TO INTEREST PAID	0.11	times	0.43	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.02	times	3.14	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.61	times	1.25	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.20	times	0.44	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.59	times	0.72	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	5.73	%	6.24	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(2.02)	%	1.78	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	4.10	%	1.35	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.83	times	1.13	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	61.32	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	38.68	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00	%	100.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR: **2001**
FAR BEN, S. A. DE C. V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
		Amount			Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	(1.00)		$	0.18	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	(1.00)		$	0.18	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.15		$	0.02	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	1.00		$	(1.35)	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	5.96		$	8.02	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.23	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		1.33	times		1.17	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		(7.93)	times		51.50	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

JUDGED INFORMATION

r24: r24: INTERESES PAGADOS EN EL PERIODO DE ENERO - DICIEMBRE DEL 2001 SON:

UDI'S : 11,281,250

IMPORTE: 33,863 (MILES DE PESOS)

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR: **2001**
FAR BEN, S. A. DE C. V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 DROGUERIA BENAVIDES, S.A. DE C.V.	FARMACEUTICO	503,803,455	99.99	455,335	1,268,365
2 BENAVIDES DE MONTERREY, S.A. DE C.V.	FARMACEUTICO	23,613,847	99.99	28,607	91,768
3 BENAVIDES DE REYNOSA, S.A. DE C.V.	IMPORTADORA Y SERV. DE REPARTO	21,026,386	99.99	668	13,285
4 BENAVIDES DEL PACIFICO, S.A. DE C.V.	FARMACEUTICO	2,232,490	99.99	1,870	23,867
5 DROGUERIA Y FARMACIA EL FENIX	FARMACEUTICO	120	50.00	45,000	43,394
TOTAL INVESTMENT IN SUBSIDIARIES				**531,480**	**1,440,679**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				0	**0**
OTHER PERMANENT INVESTMENTS					**10,306**
T O T A L					**1,450,985**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **BEVIDES** QUARTER: **4** YEAR: **2001**
FAR BEN, S. A. DE C. V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	24,074	7,308	16,766	126,752	41,501	102,017
MACHINERY	244,593	168,373	76,220	623,522	217,225	482,517
TRANSPORT EQUIPMENT	20,314	17,981	2,333	37,013	18,416	20,930
OFFICE EQUIPMENT	31,886	21,360	10,526	92,072	57,370	45,228
COMPUTER EQUIPMENT	116,337	104,371	11,966	151,721	156,940	6,747
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**437,204**	**319,393**	**117,811**	**1,031,080**	**491,452**	**657,439**
NOT DEPRECIATION ASSETS						
GROUNDS	49,185	0	49,185	248,173	0	297,358
CONSTRUCTIONS IN PROCESS	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**49,185**	**0**	**49,185**	**248,173**	**0**	**297,358**
TOTAL	**486,389**	**319,393**	**166,996**	**1,279,253**	**491,452**	**954,797**

STOCK EXCHANGE COD **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

JUDGED INFORMATION

NOTES

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
BANORTE	19/11/2002	11.60	1,500	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	27/07/2004	11.79	3,444	0	0	0	0	0	0	0	0	0	0	0	0	0
SERFIN	21/01/2002	9.90	30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	21/01/2002	9.90	37,500	0	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	11/01/2002	15.50	55,000	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			127,444	0	0	0	0	0	0	0	0	0	0	0	0	0
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
CASA DE BOLSA BANCOMER	13/06/2002	5.00	687,436	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			687,436	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES																
PROVEEDOR	30/11/2002		640,549	0	0	4,678	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			640,549	0	0	4,678	0	0	0	0	0	0	0	0	0	0
OTROS PASIVOS CIRCULANTES			146,650	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			146,650	0	0	0	0	0	0	0	0	0	0	0	0	0
			1,602,079	0	0	4,678	0	0	0	0	0	0	0	0	0	0

NOTES

TIPO DE CAMBIO UTILIZADO AL 31 DE DICIEMBRE DEL 2001 ES 9.1692

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR: **2001**

FAR BEN, S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 CONSOLIDATED

JUDGED INFORMATION Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	3,648	33,973	0	0	33,973
TOTAL	**3,648**	**33,973**			**33,973**
NET BALANCE	**(3,648)**	**(33,973)**			**(33,973)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**553**	**5,070**	0	0	**5,070**
LIABILITIES POSITION	**510**	**4,678**			**4,678**
SHORT TERM LIABILITIES POSITION	510	4,678	0	0	4,678
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**43**	**392**			**392**

NOTES

TIPO DE CAMBIO UTILIZADO AL 31 DE DICIEMBRE DEL 2001 ES 9.1692

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,054,608	2,239,390	1,184,782	0.55	6,567
FEBRUARY	1,013,606	2,136,444	1,122,838	0.07	(717)
MARCH	1,017,472	2,095,726	1,078,254	0.63	6,830
APRIL	999,046	2,083,432	1,084,386	0.50	5,469
MAY	988,909	2,070,665	1,081,756	0.23	2,483
JUNE	1,031,209	2,132,885	1,101,676	0.24	2,606
JULY	1,004,595	2,146,946	1,142,351	0.26	(2,840)
AUGUST	949,590	2,102,706	1,153,116	0.59	6,832
SEPTEMBER	968,694	2,136,077	1,167,383	0.93	10,866
OCTOBER	1,032,156	2,208,550	1,176,394	0.45	5,316
NOVEMBER	438,156	1,619,391	1,181,235	0.38	4,451
DECEMBER	472,744	1,687,453	1,214,709	0.14	1,683
ACTUALIZATION:	0	0	0	0.00	910
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**50,456**

NOTES

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR: **2001**
FAR BEN, S. A. DE C. V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
JUDGED INFORMATION
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

a) La relación activo circulante a pasivo circulante no deberá ser menor a 1.0, durante la vigencia de la emisión.
b) La relación de pasivo total a capital contable, no deberá ser mayor a 1.50.
c) La relación de pasivos con costo a capital contable no deberá ser mayor de 0.80 veces.
d) La relación de utilidad de operación más depreciación, más partidas virtuales que no representen salidas de efectivo, a gastos financieros netos (intereses devengados menos intereses ganados), no deberá ser menor a 1.50 veces durante la vigencia de la emisión. Para el cálculo de esta limitante se deberán considerar los últimos 12 meses.

Situación Actual de las Limitaciones Financieras
a) Relación activo circulante a pasivo circulante: 1.073
b) Relación pasivo total a capital contable: 2.228
c) Relación de pasivo con costo a capital contable: 1.080
d) Relación utilidad de operación más dep. más partidas virtuales a gastos financieros netos: 0.949

ACTUAL SITUATION OF FINANCIAL LIMITED

Constancia de las Obligaciones y/o pagarés de mediano plazo
Al cierre del 1V Trimestre del 2001, no se cumplen con las limitaciones b), c) y d). A fin de dar cumplimiento con todas y cada una de las obligaciones, Far-Ben lleva un proceso que contemplan diversas alternativas tendientes a obtener una contribución de capital, con lo cual retornaría al cumplimiento de las obligaciones.

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

JUDGED INFORMATION

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
FARMACIAS	COMERCIO	155,021	0
CAFETERIAS	COMERCIO	1,840	0
TIENDAS FOTOGRAFICAS	COMERCIO	2,650	0
LABORATORIOS	COMERCIO	355	0

NOTES

LA CAPACIDAD INSTALADA DE LOS LABORATORIOS ESTA EXPRESADA EN UNIDADES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

JUDGED INFORMATION

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
FARMACIAS	COMERCIO	155,021	0
CAFETERIAS	COMERCIO	1,840	0
TIENDAS FOTOGRAFICAS	COMERCIO	2,650	0
LABORATORIOS	COMERCIO	355	0

NOTES

LA CAPACIDAD INSTALADA DE LOS LABORATORIOS ESTA EXPRESADA EN UNIDADES

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
FARMACIA				2,629,220	51.80	VARIOS	PUBLICO GENERAL
PERFUMERIA				380,679	7.50	VARIOS	PUBLICO GENERAL
FOTOGRAFIA				492,344	9.70	VARIOS	PUBLICO GENERAL
ABARROTES				370,527	7.30	VARIOS	PUBLICO GENERAL
HIGIENICOS				304,543	6.00	VARIOS	PUBLICO GENERAL
DULCERIA				147,196	2.90	VARIOS	PUBLICO GENERAL
JUGETERIA				60,909	1.20	VARIOS	PUBLICO GENERAL
VARIEDADES				477,117	9.40	VARIOS	PUBLICO GENERAL
CAFETERIAS				25,379	0.50	VARIOS	PUBLICO GENERAL
VARIOS				187,800	3.70	VARIOS	PUBLICO GENERAL
TOTAL				5,075,714			

NOTES

STOCK EXCHANGE CO BEVIDES QUARTER: 4 YEAR: 2001
FAR BEN, S. A. DE C. V.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** — 406

Number of shares Outstanding at the Date of the NFEA: (Units) — 120,013,190

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	-77,879
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 — 423

Number of shares Outstanding at the Date of the NFEA: (Units) — 119,318,290

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF:

Number of Shares Outstanding at the Date of the NFEAR:
(Units)

ARE FIGURES FISCALLY AUDITED? ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:
+ DEDUCTED WORKER'S PROFIT SHA
- DETERMINED INCOME TAX:
- NON-DEDUCTABLES

- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:
DETERMINATED RFE OF THE FISCAL YEAR
- INCOME TAX (DEFERED ISR):
* FACTOR TO DETERMINE THE NFEAR:
NFER FROM THE PERIOD

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF

Number of shares Outstanding at the Date of the NFEAR
(Units)

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF:

Number of shares Outstanding at the Date of the NFEAR
(Units)

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	15,000,000		15,000,000		15,000	
B		0		104,318,290	77,102,257	27,216,033		104,318
TOTAL			**15,000,000**	**104,318,290**	**92,102,257**	**27,216,033**	**15,000**	**104,318**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
119,318,290
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 2 X 1
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
B	1,582,890	10.85000	7.90000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR: **2001**
FAR BEN, S. A. DE C. V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO 31 OF **DECEMBER** OF **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. RENE ROMO CHAVEZ
GERENTE DE CONSOLIDACION E INFORMACION FINANCIERA

C.P. DANIEL ESTRADA ARELLANO
GERENTE DE CONTRALORIA

MONTERREY, NL, AT MAY 3 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: BEVIDES FECHA: 3/05/200 17:23

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	FAR BEN, S. A. DE C. V.		
DO MICILIO:	PINO SUAREZ 602 SUR INT. 501		
COLONIA:	CENTRO		
C. POSTAL:	64000		
CIUDAD Y ESTADO:	MONTERREY ,NL		
TELEFONO:	01-81-81-50-77-00 EXT. 1227		
FAX:	01-81-83-89-99-31 Y 32	**AUTOMATICO:**	X
E-MAIL:	inversionistas@benavides.com.mx		
DIRECCION DE INTERNET:	http://www.benavides.com.mx		

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	FBE911021CN8
DOMICILIO	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY ,NL

RESPONSABLE DE PAGO

NOMBRE:	ING. VICTOR MANUEL TREVIÑO HERRERA
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY ,NL
TELEFONO:	01-81-81-50-77-00 EXT. 1227
FAX:	01-81-83-89-99-32

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	DR. FERNANDO OLVERA ESCALONA
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-50
FAX:	01-81-83-89-99-83
E-MAIL:	folvera@benavides.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	N/A
NOMBRE:	N/A N/A N/A N/A
DOMICILIO:	N/A
COLONIA:	N/A
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL

CLAVE DE COTIZACION: BEVIDES FECHA: 3/05/200 17:23

TELEFONO: N/A
FAX: N/A
E-MAIL: N/A

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: LIC. ENRIQUE JAVIER VILLARREAL BACCO
DOMICILIO: PINO SUAREZ 602 SUR INT.501
COLONIA: CENTRO
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: 01-81-81-50-77-00
FAX: 01-81-81-50-77-00 EXT. 1152
E-MAIL: evillarreal@benavides.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE CONSOLIDACION E INFORMACION FINANCIERA
NOMBRE: C. P. RENE ROMO CHAVEZ
DOMICILIO: PINO SUAREZ 602 SUR INT. 501
COLONIA: CENTRO
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: 01-81-81-50-77-00 EXT. 1150
FAX: 01-81-81-50-72-22 EXT.1152
E-MAIL: rromo@benavides.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE CONTRALORIA
NOMBRE: C. P. DANIEL ESTRADA ARELLANO
DOMICILIO: PINO SUAREZ 602 SUR INT. 501
COLONIA: CENTRO
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: 01-81-81-50-77-00 EXT. 1180
FAX: 01-81-81-50-77-16 EXT. 1191
E-MAIL: Destrada@benavides.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: COORDINADOR JURIDICO
NOMBRE: LIC. JAVIER RODRIGUEZ LUCIO
DOMICILIO: PINO SUAREZ 602 SUR INT. 501
COLONIA: CENTRO
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: 01-81-81-50-77-00 EXT. 1337
FAX: 01-81-81-50-77-00 EXT. 1152
E-MAIL: JRLucio@benavides.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE: LIC. ENRIQUE IGLESIAS ELIZONDO

CLAVE DE COTIZACION: BEVIDES FECHA: 3/05/200 17:23

DOMICILIO:	DANIEL ZAMBRANO N° 514
COLONIA:	CHEPEVERA
C. POSTAL:	64030
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-83-33-99-85 AL 87
FAX:	01-81-83-33-99-85 AL 87
E-MAIL:	eiglesias@infosel.net.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE PLANEACION Y DESARROLLO
NOMBRE:	ING. VICTOR MANUEL TREVIÑO HERRERA
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-00 EXT.1227
FAX:	01-81-83-89-99-32
E-MAIL:	vtrevino@benavides.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	GERENTE DE CONTRALORIA
NOMBRE:	C.P. DANIEL ESTRADA ARELLANO
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-00 EXT. 1180
FAX:	01-81-81-50-77-16 EXT.1191
E-MAIL:	Destrada@benavides.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	GERENTE DE CONTRALORIA
NOMBRE:	C.P. DANIEL ESTRADA ARELLANO
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-00 EXT. 1180
FAX:	01-81-81-50-77-16 EXT. 1191
E-MAIL:	dcriollo@benavides.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: BEVIDES
FECHA : 3/05/2002 17:23

FAR BEN, S. A. DE C. V.

CONSEJO DE ADMINISTRACION

SERIE **B**

CARGO **PRESIDENTE**

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : DR. FERNANDO OLVERA ESCALONA

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : C.P. ENRIQUE BAY ROGEL

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : LIC. FELIPE DE JESUS BENAVIDES PEREZ

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : LIC. HECTOR BENAVIDES SAUCEDA

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : LIC. NAPOLEON CANTU CERNA

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : ING. GUILLERMO CHAVEZ ECKSTEIN

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : LIC. JOSE MANUEL DOIZTUA GARCIA

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : LIC. ENRIQUE MOURET BENAVIDES

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : LIC. MYRTHALA PRADO DE GUTIERREZ

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : LIC. ARTURO QUINTERO TREVIÑO

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : C.P. RODRIGO SALAS BENAVIDES

CARGO **CONSEJERO(S) SUPLENTE(S)**

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : C.P. MIGUEL ANGEL ABAROA CASTELLANOS

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : LIC. ADRIAN BENAVIDES SAUCEDA

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : DON DOMINGO R. BENAVIDES POMPA

CLAVE DE COTIZACION: BEVIDES FECHA : 3/05/2002 17:23

FAR BEN, S. A. DE C. V.

CONSEJO DE ADMINISTRACION

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : LIC. EUGENIO BENAVIDES VILLARREAL

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : DON FELIPE DE JESUS BENAVIDES POMPA

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : LIC. ALEJANDRO FUENTES ECHEVARRIA

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : ARQ. JUAN REGINO GUTIERREZ PRADO

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : ING. ENRIQUE MOURET VALDES

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : LIC. HUGO NAJERA ALVA

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : ING. DAVID ODRIOZOLA MOURET

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : C.P. LUIS FELIPE SALAS BENAVIDES

CARGO SECRETARIO PROPIETARIO

VIGENCIA DEL : 26/04/2001 AL : 31/12/2001
NOMBRE : LIC. ENRIQUE IGLESIAS ELIZONDO

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

JUDGED INFORMATION

r24: r24: INTERESES PAGADOS EN EL PERIODO DE ENERO - DICIEMBRE DEL 2001 SON:

UDI'S : 11,281,250

IMPORTE: 33,863 (MILES DE PESOS)

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

CLAVE DE COTIZACIÓN:

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001

TRIMESTRE: 4 AÑO

(Millones de Pesos)

Final Printing

SECTOR 1: ____________________
SECTOR 2: ____________________
SECTOR 3: ____________________

CLAVE DE COTIZACIÓN:

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001

TRIMESTRE: 4 AÑO

(Millones de Pesos)

Final Printing

SECTOR 1: ____________________

SECTOR 2: ____________________

SECTOR 3: ____________________

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓ

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO:

(Millones de Pesos)

Final Printing

PAIS 1: ____________________

PAIS 2: ____________________

PAIS 3: ____________________

CLAVE DE COTIZACIÓ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO:

(Millones de Pesos)

Final Printing

PAIS 1: ____________________
PAIS 2: ____________________
PAIS 3: ____________________

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES**

FAR BEN, S. A. DE C. V.

Quarter: **1** Year: **2002**

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

02 MAY -9

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**2,325,429**	**100**	**2,621,319**	**100**
2	**CURRENT ASSETS**	**910,361**	**39**	**1,088,231**	**42**
3	CASH AND SHORT-TERM INVESTMENTS	56,181	2	20,330	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	159,403	7	229,122	9
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	28,117	1	90,947	3
6	INVENTORIES	639,428	27	702,673	27
7	OTHER CURRENT ASSETS	27,232	1	45,159	2
8	**LONG-TERM**	**10,305**	**0**	**7,048**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	10,305	0	7,048	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**954,814**	**41**	**1,127,638**	**43**
13	PROPERTY	453,781	20	454,388	17
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	1,336,828	57	1,476,310	56
16	ACCUMULATED DEPRECIATION	835,795	36	803,060	31
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**437,876**	**19**	**372,092**	**14**
19	**OTHER ASSETS**	**12,073**	**1**	**26,310**	**1**
20	**TOTAL LIABILITIES**	**1,567,364**	**100**	**1,613,216**	**100**
21	**CURRENT LIABILITIES**	**1,518,005**	**97**	**849,591**	**53**
22	SUPPLIERS	632,227	40	505,474	31
23	BANK LOANS	104,722	7	141,815	9
24	STOCK MARKET LOANS	694,757	44	0	0
25	TAXES TO BE PAID	3,853	0	4,186	0
26	OTHER CURRENT LIABILITIES	82,446	5	198,116	12
27	**LONG-TERM LIABILITIES**	**0**	**0**	**694,251**	**43**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	694,251	43
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**5,131**	**0**
32	**OTHER LIABILITIES**	**49,359**	3	**64,243**	**4**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**758,065**	**100**	**1,008,103**	**100**
34	**MINORITY INTEREST**	**44,224**	6	**47,175**	**5**
35	**MAJORITY INTEREST**	**713,841**	**94**	**960,928**	**95**
36	**CONTRIBUTED CAPITAL**	**1,114,212**	**147**	**1,114,897**	**111**
37	PAID-IN CAPITAL STOCK (NOMINAL)	119,318	16	119,992	12
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	465,175	61	465,193	46
39	PREMIUM ON SALES OF SHARES	529,719	70	529,712	53
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(400,371)**	**(53)**	**(153,969)**	**(15)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,088,720	144	1,209,252	120
43	REPURCHASE FUND OF SHARES	143,469	19	149,064	15
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(1,636,456)	(216)	(1,513,062)	(150)
45	NET INCOME FOR THE YEAR	3,896	1	777	0

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **1** YEAR: **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**56,181**	**100**	**20,330**	**100**
46	CASH	23,733	42	(5,689)	(28)
47	SHORT-TERM INVESTMENTS	32,448	58	26,019	128
18	**DEFERRED ASSETS (NET)**	**437,876**	**100**	**372,092**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	333,838	76	365,309	98
49	GOODWILL	5,975	1	6,783	2
50	DEFERRED TAXES	98,063	22	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,518,005**	**100**	**849,591**	**100**
52	FOREING CURRENCY LIABILITIES	1,005	0	3,618	0
53	MEXICAN PESOS LIABILITIES	1,517,000	100	845,973	100
24	**STOCK MARKET LOANS**	**694,757**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	694,757	100	0	0
26	**OTHER CURRENT LIABILITIES**	**82,446**	**100**	**198,116**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	12,654	15	55,547	28
58	OTHER CURRENT LIABILITIES WITHOUT COST	69,792	85	142,569	72
27	**LONG-TERM LIABILITIES**	**0**	**100**	**694,251**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	694,251	100
29	**STOCK MARKET LOANS**	**0**	**100**	**694,251**	**100**
61	BONDS	0	0	694,251	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**5,131**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	5,131	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**49,359**	**100**	**64,243**	**100**
68	RESERVES	49,359	100	64,243	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,636,456)**	**100**	**(1,513,062)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(1,636,456)	(100)	(1,513,062)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: BEVIDES
FAR BEN, S. A. DE C. V.

QUARTER: 1 YEAR: 2002

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(607,644)	238,640
73	PENSIONS FUND AND SENIORITY PREMIUMS	49,359	64,243
74	EXECUTIVES (*)	68	88
75	EMPLOYERS (*)	2,452	2,634
76	WORKERS (*)	5,215	5,284
77	CIRCULATION SHARES (*)	119,318,290	119,993,190
78	REPURCHASED SHARES (*)	1,582,890	907,990

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,248,141**	**100**	**1,323,098**	**100**
2	COST OF SALES	964,886	77	1,023,107	77
3	**GROSS INCOME**	**283,255**	**23**	**299,991**	**23**
4	OPERATING	264,672	21	266,011	20
5	**OPERATING INCOME**	**18,583**	**1**	**33,980**	**3**
6	TOTAL FINANCING COST	6,562	1	18,912	1
7	**INCOME AFTER FINANCING COST**	**12,021**	**1**	**15,068**	**1**
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**12,021**	**1**	**15,068**	**1**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	8,193	1	8,152	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**3,828**	**0**	**6,916**	**1**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**3,828**	**0**	**6,916**	**1**
14	INCOME OF DISCONTINUOUS OPERATIONS	(123)	0	1,065	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**3,951**	**0**	**5,851**	**0**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	(575)	0	1,334	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**4,526**	**0**	**4,517**	**0**
19	NET INCOME OF MINORITY INTEREST	630		3,740	0
20	**NET INCOME OF MAJORITY INTEREST**	**3,896**		**777**	

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: 1 YEAR: 2002
FAR BEN, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**1,248,141**	**100**	**1,323,098**	**100**
21	DOMESTIC	1,248,141	100	1,323,098	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**6,562**	**100**	**18,912**	**100**
24	INTEREST PAID	26,762	408	36,734	194
25	EXCHANGE LOSSES	83	1	162	1
26	INTEREST EARNED	3,685	56	3,717	20
27	EXCHANGE PROFITS	212	3	856	5
28	GAIN DUE TO MONETARY POSITION	(16,386)	(250)	(13,411)	(71)
8	**OTHER FINANCIAL OPERATIONS**	**0**	**100**	**0**	**100**
29	OTHER NET EXPENSES (INCOME) NET	0	0	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**8,193**	**100**	**8,152**	**100**
32	INCOME TAX	5,693	69	4,638	57
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	2,500	31	3,514	43
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: BEVIDES
FAR BEN, S. A. DE C. V.

QUARTER: 1 YEAR: 2002

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,291,414	1,431,055
37	NET INCOME OF THE YEAR	(29,387)	(20,035)
38	NET SALES (**)	5,070,505	5,851,192
39	OPERATION INCOME (**)	(1,112)	28,811
40	NET INCOME OF MAYORITY INTEREST(**)	(117,427)	(24,807)
41	NET CONSOLIDATED INCOME (**)	(119,994)	(21,957)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **1** YEAR: **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**4,526**	**4,517**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	27,826	23,607
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**32,352**	**28,124**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(41,172)	(19,205)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(8,820)**	**8,919**
6	CASH FLOW FROM EXTERNAL FINANCING	(26,599)	(15,986)
7	CASH FLOW FROM INTERNAL FINANCING	0	(193)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(26,599)**	**(16,179)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(1,732)**	**(37,311)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(37,151)	(44,571)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	93,332	64,901
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	56,181	20,330

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **1** YEAR: **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**27,826**	**23,607**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	22,229	20,103
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	3,796	2,290
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	1,801	1,214
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(41,172)**	**(19,205)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(4,806)	9,624
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	34,462	129,176
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	14,776	15,773
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(21,866)	(212,442)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(63,738)	38,664
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(26,599)**	**(15,986)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	1,485
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(24,473)	(17,471)
28	(-) STOCK MARKET AMORTIZATION	(2,126)	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**(193)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	(19)
31	(-) DIVIDENS PAID	0	2
32	+ PREMIUM ON SALE OF SHARES	0	(176)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(1,732)**	**(37,311)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(5,754)	(34,323)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	4,022	(2,988)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **1** YEAR: **2002**
FAR BEN, S. A. DE C. V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	0.36	%	0.34	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(16.45)	%	(2.58)	%
3	NET INCOME TO TOTAL ASSETS (**)	(5.16)	%	(0.84)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	362.04	%	296.90	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	2.18	times	2.23	times
7	NET SALES TO FIXED ASSETS (**)	5.31	times	5.19	times
8	INVENTORIES ROTATION (**)	6.16	times	6.61	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	10	days	14	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	14.99	%	17.47	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	67.40	%	61.54	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.07	times	1.60	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.06	%	0.22	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	61.57	%
15	OPERATING INCOME TO INTEREST PAID	0.69	times	0.93	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.24	times	3.63	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.60	times	1.28	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.18	times	0.45	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.58	times	0.67	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.70	%	2.39	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	2.59	%	2.13	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.30)	%	(1.45)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.33)	times	0.24	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	98.81	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	1.19	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	332.22	%	91.99	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.98)		$ (0.20)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (0.98)		$ (0.20)	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.01	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.01	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 5.98		$ 8.01	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.17	times	1.23	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(7.11)	times	(47.58)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE**BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

r24:INTERESES PAGADOS EN EL PERIODO DE ENERO - MARZO DEL 2002 SON:

UDI'S : 2,656,250

IMPORTE: 8,193 (MILES DE PESOS)

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 DROGUERIA BENAVIDES, S.A. DE C.V.	FARMACEUTICO	503,803,455	99.99	455,335	1,288,379
2 BENAVIDES DE MONTERREY, S.A. DE C.V.	FARMACEUTICO	23,613,847	99.99	28,607	91,509
3 BENAVIDES DE REYNOSA, S.A. DE C.V.	IMPORTADORA Y SERV. DE REPARTO	21,026,386	99.99	668	14,065
4 BENAVIDES DEL PACIFICO, S.A. DE C.V.	FARMACEUTICO	2,232,490	99.99	1,870	23,879
5 DROGUERIA Y FARMACIA EL FENIX	FARMACEUTICO	120	50.00	45,000	43,869
TOTAL INVESTMENT IN SUBSIDIARIES				**531,480**	**1,461,701**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**10,305**
TOTAL					**1,472,006**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **BEVIDES** QUARTER: **1** YEAR: **2002**
FAR BEN, S. A. DE C. V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	24,074	7,390	16,684	128,469	42,801	102,352
MACHINERY	245,631	173,846	71,785	635,452	223,878	483,359
TRANSPORT EQUIPMENT	20,543	18,790	1,753	37,677	19,259	20,171
OFFICE EQUIPMENT	25,213	17,399	7,814	92,102	59,129	40,787
COMPUTER EQUIPMENT	123,515	111,874	11,641	156,695	161,429	6,907
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**438,976**	**329,299**	**109,677**	**1,050,395**	**506,496**	**653,576**
NOT DEPRECIATION ASSETS						
GROUNDS	49,186	0	49,186	252,052	0	301,238
CONSTRUCTIONS IN PROCESS	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**49,186**	**0**	**49,186**	**252,052**	**0**	**301,238**
TOTAL	**488,162**	**329,299**	**158,863**	**1,302,447**	**506,496**	**954,814**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
BANORTE	24/10/2002	14.31	1,500	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	27/07/2004	14.32	3,222	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	17/04/2002	10.00	15,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SERFIN	17/04/2002	10.00	30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	11/04/2002	13.09	55,000	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			104,722	0	0	0	0	0	0	0	0	0	0	0	0	0
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
CASA DE BOLSA BANCOMER	13/06/2002	5.00	694,757	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			694,757	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES																
PROVEEDOR	30/11/2002		631,222	0	0	1,005	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			631,222	0	0	1,005	0	0	0	0	0	0	0	0	0	0
OTRIS PASIVOS CIRCULANTES			82,446	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			82,446	0	0	0	0	0	0	0	0	0	0	0	0	0
			1,513,147	0	0	1,005	0	0	0	0	0	0	0	0	0	0

NOTES

TIPO DE CAMBIO UTILIZADO AL 31 DE MARZO DEL 2002 ES 9.0160

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **1** YEAR: **2002**

FAR BEN, S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	107	961	0	0	961
TOTAL	**107**	**961**			**961**
NET BALANCE	**(107)**	**(961)**			**(961)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**277**	**2,497**	0	0	**2,497**
LIABILITIES POSITION	**111**	**1,005**			**1,005**
SHORT TERM LIABILITIES POSITION	111	1,005	0	0	1,005
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**166**	**1,492**			**1,492**

NOTES

TIPO DE CAMBIO UTILIZADO ES 9.0160

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **1** YEAR: **2002**
FAR BEN, S. A. DE C. V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	516,587	1,713,023	1,196,436	0.92	11,044
FEBRUARY	415,991	1,587,974	1,171,983	0.06	(753)
MARCH	(4,053,092)	(2,870,226)	1,182,866	0.51	6,050
ACTUALIZATION:	0	0	0	0.00	45
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**16,386**

NOTES

EN EL MES DE FEBRERO EXISTE UNA DEFLACION MENSUAL NEGATIVA DEL -0.06 QUE EN EL SISTEMA NO ACEPTA EL SIGNO NEGATIVO

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **1** YEAR: **2002**
FAR BEN, S. A. DE C. V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

a) La relación activo circulante a pasivo circulante no deberá ser menor a 1.0, durante la vigencia de la emisión.
b) La relación de pasivo total a capital contable, no deberá ser mayor a 1.50.
c) La relación de pasivos con costo a capital contable no deberá ser mayor de 0.80 veces.
d) La relación de utilidad de operación más depreciación, más partidas virtuales que no representen salidas de efectivo, a gastos financieros netos (intereses devengados menos intereses ganados), no deberá ser menor a 1.50 veces durante la vigencia de la emisión. Para el cálculo de esta limitante se deberán considerar los últimos 12 meses.

ACTUAL SITUATION OF FINANCIAL LIMITED

a) Relación activo circulante a pasivo circulante: 1.106
b) Relación pasivo total a capital contable: 2.068
c) Relación de pasivo con costo a capital contable: 1.055
d) Relación utilidad de operación más dep. más partidas virtuales a gastos financieros netos: 0.928

Constancia de las Obligaciones y/o pagarés de mediano plazo
Al cierre del 1 Trimestre del 2002, no se cumplen con las limitaciones b), c) y d). A fin de dar cumplimiento con todas y cada una de las obligaciones, Far-Ben lleva un proceso que contemplan diversas alternativas tendientes a obtener una contribución de capital, con lo cual retornaría al cumplimiento de las obligaciones.

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
FARMACIAS	COMERCIO	149,506	0
CAFETERIAS	COMERCIO	1,840	0
TIENDAS FOTOGRAFICAS	COMERCIO	2,587	0
LABORATORIOS	COMERCIO	358	0

NOTES

LA CAPACIDAD INSTALADA DE LOS LABORATORIOS ESTA EXPRESADA EN UNIDADES

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **1** YEAR: **2002**
FAR BEN, S. A. DE C. V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
FARMACIAS	COMERCIO	149,506	0
CAFETERIAS	COMERCIO	1,840	0
TIENDAS FOTOGRAFICAS	COMERCIO	2,587	0
LABORATORIOS	COMERCIO	358	0

NOTES

LA CAPACIDAD INSTALADA DE LOS LABORATORIOS ESTA EXPRESADA EN UNIDADES

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
FARMACIA				704,299	56.43	VARIOS	PUBLICO GENERAL
PERFUMERIA				90,400	7.24	VARIOS	PUBLICO GENERAL
FOTOGRAFIA				101,657	8.14	VARIOS	PUBLICO GENERAL
ABARROTES				80,181	6.42	VARIOS	PUBLICO GENERAL
HIGIENICOS				73,506	5.89	VARIOS	PUBLICO GENERAL
DULCERIA				36,772	2.95	VARIOS	PUBLICO GENERAL
JUGETERIA				5,749	0.46	VARIOS	PUBLICO GENERAL
VARIEDADES				105,907	8.49	VARIOS	PUBLICO GENERAL
CAFETERIAS				5,511	0.44	VARIOS	PUBLICO GENERAL
VARIOS				44,159	3.54	VARIOS	PUBLICO GENERAL
T O T A L				1,248,141			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** 423

Number of shares Outstanding at the Date of the NFEA: 119,318,290
(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2002

FISCAL EARNINGS	-29,387
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2002 429

Number of shares Outstanding at the Date of the NFEA: 119,318,290
(Units)

STOCK EXCHANGE CO **BEVIDES** QUARTER: **1** YEAR: **1997**

FAR BEN, S. A. DE C. V.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE CO BEVIDES QUARTER: 1 YEAR: 2002
RAZON SOCIAL: **FAR BEN, S. A. DE C. V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **1** YEAR: **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	15,000,000		15,000,000		15,000	
B		0		104,318,290	77,102,257	27,216,033		104,318
TOTAL			**15,000,000**	**104,318,290**	**92,102,257**	**27,216,033**	**15,000**	**104,318**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
119,318,290
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 2 X 1
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	1,582,890	10.85000	7.00000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **1** YEAR: **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **31** OF **MARCH** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. DANIEL ESTRADA ARELLANO
GERENTE DE CONTRALORIA

RENE ROMO CHAVEZ
GERENTE DE CONSOLIDACION E INFORMACION FINANCIERA

MONTERREY, NL, AT APRIL 29 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: BEVIDES FECHA: 29/04/200 15:09

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	FAR BEN, S. A. DE C. V.
DO MICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY ,NL
TELEFONO:	01-81-81-50-77-00 EXT. 1227
FAX:	01-81-83-89-99-31 Y 32
E-MAIL:	inversionistas@benavides.com.mx
DIRECCION DE INTERNET	http://www.benavides.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	FBE911021CN8
DOMICILIO	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY ,NL

RESPONSABLE DE PAGO

NOMBRE:	ING. VICTOR MANUEL TREVIÑO HERRERA
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY ,NL
TELEFONO:	01-81-81-50-77-00 EXT. 1227
FAX:	01-81-83-89-99-32

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	DR. FERNANDO OLVERA ESCALONA
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-50
FAX:	01-81-83-89-99-83
E-MAIL:	folvera@benavides.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	N/A
NOMBRE:	N/A N/A N/A N/A
DOMICILIO:	N/A
COLONIA:	N/A
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: BEVIDES FECHA: 29/04/200 15:09

TELEFONO: N/A
FAX: N/A
E-MAIL: N/A

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: LIC. ENRIQUE JAVIER VILLARREAL BACCO
DOMICILIO: PINO SUAREZ 602 SUR INT.501
COLONIA: CENTRO
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: 01-81-81-50-77-00
FAX: 01-81-81-50-77-00 EXT. 1152
E-MAIL: evillarreal@benavides.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE CONSOLIDACION E INFORMACION FINANCIERA
NOMBRE: C. P. RENE ROMO CHAVEZ
DOMICILIO: PINO SUAREZ 602 SUR INT. 501
COLONIA: CENTRO
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: 01-81-81-50-77-00 EXT. 1150
FAX: 01-81-81-50-72-22 EXT.1152
E-MAIL: rromo@benavides.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE CONTRALORIA
NOMBRE: C. P. DANIEL ESTRADA ARELLANO
DOMICILIO: PINO SUAREZ 602 SUR INT. 501
COLONIA: CENTRO
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: 01-81-81-50-77-00 EXT. 1180
FAX: 01-81-81-50-77-16 EXT. 1191
E-MAIL: Destrada@benavides.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: COORDINADOR JURIDICO
NOMBRE: LIC. JAVIER RODRIGUEZ LUCIO
DOMICILIO: PINO SUAREZ 602 SUR INT. 501
COLONIA: CENTRO
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: 01-81-81-50-77-00 EXT. 1337
FAX: 01-81-81-50-77-00 EXT. 1152
E-MAIL: JRLucio@benavides.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE: LIC. ENRIQUE IGLESIAS ELIZONDO

CLAVE DE COTIZACION: BEVIDES FECHA: 29/04/200 15:09

DOMICILIO:	DANIEL ZAMBRANO N° 514
COLONIA:	CHEPEVERA
C. POSTAL:	64030
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-83-33-99-85 AL 87
FAX:	01-81-83-33-99-85 AL 87
E-MAIL:	eiglesias@infosel.net.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE PLANEACION Y DESARROLLO
NOMBRE:	ING. VICTOR MANUEL TREVIÑO HERRERA
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-00 EXT.1227
FAX:	01-81-83-89-99-32
E-MAIL:	vtrevino@benavides.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	GERENTE DE CONTRALORIA
NOMBRE:	C.P. DANIEL ESTRADA ARELLANO
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-00 EXT. 1180
FAX:	01-81-81-50-77-16 EXT.1191
E-MAIL:	Destrada@benavides.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	GERENTE DE CONTRALORIA
NOMBRE:	C.P. DANIEL ESTRADA ARELLANO
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-00 EXT. 1180
FAX:	01-81-81-50-77-16 EXT. 1191
E-MAIL:	dcriollo@benavides.com.mx

STOCK EXCHANGE CODE: QUARTER: YEAR:
FAR BEN, S. A. DE C. V.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

r24:INTERESES PAGADOS EN EL PERIODO DE ENERO - MARZO DEL 2002 SON:

UDI'S : 2,656,250

IMPORTE: 8,193 (MILES DE PESOS)

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.